SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2




                        ROYAL GROUP TECHNOLOGIES LIMITED
                                (Name of Issuer)


                            Subordinate Voting Shares
                         (Title of Class of Securities)


                                   779915 10 7
                                 (CUSIP Number)


                                 April 17, 2002
             (Date of Event Which Requires Filing of this Statement)

                           ---------------------------


            Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                             |_| Rule 13d-1 (b)

                             [x] Rule 13d-1 (c)

                             |_| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779915 10 7                13G                       Page 2 of 9 Pages


(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

             The Bank of Nova Scotia

(2)          Check the Appropriate Box if a Member of a Group
             (See Instructions)     (a) |_|
                                    (b) |_|

(3)          SEC Use Only

(4)          Citizenship or Place of Organization

             Canada
                                             (5)   Sole Voting Power

                        Number of                  274,454
                   Shares Beneficially
                          Owned              (6)   Shared Voting Power
                         by Each
                        Reporting                  3,835,162
                       Person With
                                             (7)   Sole Dispositive Power

                                                   274,454

                                             (8)   Shared Dispositive Power

                                                   3,835,162

(9)          Aggregate Amount Beneficially Owned by Each Reporting Person
             4,109,616

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

(11)         Percent of Class Represented by Amount in Row (9)
             5.47%

(12)         Type of Reporting Person (See Instructions)
             CO

CUSIP No. 779915 10 7                13G                       Page 3 of 9 Pages

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

             Scotiabank (Ireland) Limited

(2)          Check the Appropriate Box if a Member of a Group
             (See Instructions)     (a) |_|
                                    (b) |_|

(3)          SEC Use Only

(4)          Citizenship or Place of Organization

             The Republic of Ireland
                                             (5)   Sole Voting Power

                        Number of                  0
                   Shares Beneficially
                          Owned              (6)   Shared Voting Power
                         by Each
                        Reporting                  3,600,000
                       Person With
                                             (7)   Sole Dispositive Power

                                                   0

                                             (8)   Shared Dispositive Power

                                                   3,600,000

(9)          Aggregate Amount Beneficially Owned by Each Reporting Person
             3,600,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

(11)         Percent of Class Represented by Amount in Row (9)
             4.79%

(12)         Type of Reporting Person (See Instructions)

             CO

CUSIP No. 779915 10 7                13G                       Page 4 of 9 Pages

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

             Scotia Capital Inc.

(2)          Check the Appropriate Box if a Member of a Group
             (See Instructions)     (a) |_|
                                    (b) |_|

(3)          SEC Use Only

(4)          Citizenship or Place of Organization

             Canada
                                             (5)   Sole Voting Power

                        Number of                  0
                   Shares Beneficially
                          Owned              (6)   Shared Voting Power
                         by Each
                        Reporting                  235,162
                       Person With
                                             (7)   Sole Dispositive Power

                                                   0

                                             (8)   Shared Dispositive Power

                                                   235,162

(9)          Aggregate Amount Beneficially Owned by Each Reporting Person
             235,162

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

(11)         Percent of Class Represented by Amount in Row (9)
             0.31%

(12)         Type of Reporting Person (See Instructions)

             CO

Item 1(a).        Name of Issuer

                  Royal Group Technologies Limited

Item 1(b).        Address of Issuer's Principal Executive Offices

                  Royal Group Technologies Limited
                  1 Royal Gate Boulevard
                  Woodbridge, Ontario, Canada
                  L4L 8Z7

Item 2(a).        Name of Persons Filing

                  The Bank of Nova Scotia ("Scotiabank") and Scotia Capital Inc, an indirect wholly- owned subsidiary of Scotiabank ("SCI") and Scotiabank (Ireland) Limited , an indirect wholly-owned subsidiary of Scotiabank ("SIL").

                  Of the subordinate voting shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:

                  (i)      274,454 are owned by Scotiabank directly;

                  (ii)     235,162 are owned by SCI.

                  (iii)    3,600,000 are owned by SIL

Item 2(b).        Address of Principal Business Office or, if None, Residence
                  Scotiabank:               The Bank of Nova Scotia
                                            Attention: Group Compliance
                                            44 King Street West
                                            Toronto, Ontario, Canada M5H 1H1

                  SCI:                      Scotia Capital Inc.
                                            40 King Street West, Scotia Plaza,
                                            P.O. Box 4085, Station "A"
                                            Toronto, Ontario, Canada M5W 2X6

                  SIL                       Scotiabank (Ireland)Limited
                                            IFSC House
                                            Custom House Dock
                                            Dublin 1, The Republic of Ireland

Item 2(c).        Citizenship

                  Scotiabank:               Organized under the laws of Canada.

                  SCI: Organized under the laws of the Province of Ontario, Canada.

                  SIL:                      Organized under the laws of The
                                            Republic of Ireland.

Item 2(d).        Title of Class of Securities

                  Subordinate Voting Shares

Item 2(e).        CUSIP Number

                  779915 10 7

Item 3.           Filing Category

                  Not applicable

Item 4(a).        Amount Beneficially Owned

                  Scotiabank:               274,454

                  SCI:                      235,162

                  SIL:                      3,600,000

Item 4(b).        Percent of Class

                  Scotiabank:               0.37%

                  SCI:                      0.31%

                  SIL:                      4.79%

Item 4(c).        Number of shares as to which the Reporting Person has:

                  (i)   sole power to vote or direct the vote:
                        Scotiabank:         274,454

                        SCI:                0

                        SIL:                0

                  (ii)  shared power to vote or direct the vote:
                        Scotiabank:         3,835,162

                        SCI:                235,162

                        SIL:                3,600,000

                  (iii) sole power to dispose or to direct the disposition:
                        Scotiabank:         274,454

                        SCI:                0

                        SIL:                0

                  (iv)  shared power to dispose or to direct the disposition:
                        Scotiabank:         3,835,162

                        SCI:                235,162

                        SIL:                3,600,000

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  Not applicable

                                    SIGNATURE


                  After reasonable inquiry and to the best of the signatory's knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.


Dated: April 26, 2002


                                        THE BANK OF NOVA SCOTIA


                                        By: /s/ David Smith
                                           ------------------------------------
                                        Name:  David Smith
                                        Title: Vice-President, Group Compliance




                                        SCOTIA CAPITAL INC.


                                        By: /s/ James Mountain
                                           ------------------------------------
                                        Name:  James Mountain
                                        Title: Managing Director


                                        SCOTIABANK (IRELAND) LIMITED



                                        By: /s/ Robert Masters
                                           ------------------------------------
                                        Name:   Robert Masters
                                        Title:  Assistant General Manager

                                                                       EXHIBIT A
                                                                       ---------

                                FILING AGREEMENT
                                      AMONG
                            THE BANK OF NOVA SCOTIA,
                             SCOTIA CAPITAL INC. AND
                          SCOTIABANK (IRELAND) LIMITED


                  The undersigned hereby agree that the Schedule 13G with respect to the Subordinate Voting Shares of Royal Group Technologies Limited dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: April 26, 2002

                                        THE BANK OF NOVA SCOTIA


                                        By: /s/ David Smith
                                           ------------------------------------
                                        Name:  David Smith
                                        Title: Vice-President, Group Compliance



                                        SCOTIA  CAPITAL INC.


                                        By: /s/ James Mountain
                                           ------------------------------------
                                        Name:  James Mountain
                                        Title: Managing Director


                                        SCOTIABANK (IRELAND) LIMITED


                                        By: /s/ Robert Masters
                                           ------------------------------------
                                        Name:  Robert Masters
                                        Title: Assistant General Manager